Exhibit 21

Subsidiaries Of the Corporation

Name	Incorporated

MBNA America Bank, N.A.	United States
MBNA America (Delaware), N.A.	United States
MBNA Europe Bank Limited*	United Kingdom
MBNA Canada Bank*	Canada

*A subsidiary of MBNA America Bank, N.A.